

September 26, 2016

Via E-mail
Ms. Laurie Brlas
Chief Financial Officer
Newmont Mining Corporation
6363 South Fiddler's Green Circle
Greenwood Village, Colorado 80111

> **Re:** **Newmont Mining Corporation**
> **Form 10-K for the Year Ended December 31, 2015**
> **Filed February 17, 2016**
> **Form 10-Q for the Quarter Ended June 30, 2016**
> **Filed July 20, 2016**
> **Response dated September 9, 2016**
> **File No. 001-31240**

Dear Ms. Brlas:

We have reviewed your September 9, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 16, 2016 letter.

Form 10-K for the Fiscal Year Ended December 31, 2015

Notes to Consolidated Financial Statements
Note 2 Summary of Significant Accounting Policies
Risks and Uncertainties, page 100

1.   You represent that the Conga project continues to maintain undiscounted future cash flows significantly in excess of the carrying amount of the Conga assets as of December 31, 2015 in your response to comment 1. Please clarify whether you performed a test of recoverability or explain the basis for this representation given your conclusion that the reclassification from reserves to mineralized material did not constitute a triggering event

under ASC 360-10-35-21. Please also tell us how the recent decisions you have made regarding the Conga project and the developments since November 2011 were considered in determining the methods and assumptions used to calculate the recoverable amount of the Conga assets as of December 31, 2015. For example, tell us how you have adjusted your assumptions or timing of future cash flows in light of your statements that the Conga project has been re-prioritized in your project pipeline and that the company does not anticipate being able to develop Conga for the foreseeable future. Refer to ASC paragraphs 360-10-35-30 and 34.

Note 4 Segment Information, page 112

2. You state on page 116 of the 10-K that in 2015 your sales to Bank of Nova Scotia were $1.074 billion, which represents approximately 14% of your total 2015 gold sales and a similar percentage of your total sales. In a letter from The Bank of Nova Scotia to the staff dated April 15, 2014, The Bank of Nova Scotia described its banking activity related to Sudan and Syria, including activity related to wire transfers, letters of credit, and deposit and investment accounts.

    Sudan and Syria are designated by the Department of State as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Sudan and Syria, whether through subsidiaries, affiliates, partners, customers, joint ventures or other direct or indirect arrangements. You should describe any services, products, information or technology you have provided to Sudan or Syria, directly or indirectly, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities they control.

3. Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Form 10-Q for the Quarter Ended June 30, 2016

Note 1 Basis of Presentation, page 5

4.   Your response to comment 2 indicates that you were not able to conclude that the sale of PTNNT was probable within the next twelve months and therefore it did not meet the criteria of ASC 360-10-45-9(d) to be classified as held for sale. We note you have listed the circumstances and conditions precedent that are outside your control to support your view. Please tell us how you have considered these conditions in determining whether the sale of PTNNT met the exception to the one-year requirement in ASC 360-10-45-11 to present the assets as held for sale as of June 30, 2016.

5.   Your disclosure at Note 1 indicates that you anticipate the sale of PTNNT to close in the third quarter 2016. Please revise your disclosure or explain to us how your existing disclosure is consistent with your conclusion that the closing of the PTNNT sale is not probable within the next twelve months. Your revised disclosure should clearly communicate to investors the various complexities and conditions precedent to closing that are beyond your control providing a revised estimate of a closing date or disclosure that you cannot reasonable estimate the closing date of sale.

        You may contact Brian McAllister at (202) 551-3341 if you have any questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3650 with any questions.

                                        Sincerely,

                                        /s/Craig Arakawa

                                        Craig Arakawa
                                        Accounting Branch Chief
                                        Office of Beverages, Apparel and
                                        Mining